UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC FILE NUMBER: 001-33151
CUSIP NUMBER: 411307200

(Check One):     ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For Period Ended:	December 31, 2015
☐     Transition Report on Form 10-K
☐     Transition Report on Form 20-F
☐     Transition Report on Form 11-K
☐     Transition Report on Form 10-Q
☐     Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
HANSEN MEDICAL, INC.
Full Name of Registrant

n/a
Former Name if Applicable

800 East Middlefield Road
Address of Principal Executive Office (Street and Number)

Mountain View, CA 94043
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
As disclosed in the Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on January 14, 2016, Hansen Medical, Inc. (the “Company”) announced that its board of directors (the “Board”) had entered a process to explore strategic alternatives for the Company focused on enhancing stockholder value, including, but not limited to, a licensing transaction, a refinancing transaction, a strategic business combination, partnership, a possible sale or disposition of one or more corporate assets or the Company itself. As part of its review of strategic alternatives, the Company formed a special committee of independent directors (the “Special Committee”). The Special Committee retained Perella Weinberg Partners LP to serve as its financial advisor. The Board and management have devoted substantial attention to the efforts and process of the exploration of strategic alternatives, although there can be no assurance that this exploration process will result in any transaction.
As a result of the increased burdens on the Board, management and staff, the Company is unable to file its Annual Report on Form 10-K (“Form 10-K”) for the fiscal year ending December 31, 2015, without unreasonable effort or expense within the prescribed period. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Company expects to file its Form 10-K with the SEC not later than the fifteenth calendar date following the prescribed due date.

PART IV — OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification

Cary G. Vance	650	404-5800
(Name)	(Area Code)	(Telephone Number)

2.
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

3.
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

The subject report will include a deemed dividend in the amount of approximately thirty-five million ($35,000,000) that increases the loss allocable to common shareholders during 2015 which was not present in 2014.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements, including statements containing the words “will,” “plan,” “continue,” “expects,” “potential,” “believes,” “goal,” “estimate,” “anticipates,” and other similar words. These statements are based on the current estimates and assumptions of the Company’s management as of the date of this Form 12b-25 and are subject to risks, uncertainties, changes in circumstances and other factors that may cause actual results to differ materially from the information expressed or implied by forward-looking statements made in this Form 12b-25. Examples of such statements include statements regarding strategic alternatives, the growing market for the Company’s products, user experiences, the business environment and the potential benefits of the Company’s robotic systems for hospitals, patients and physicians. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include, among others: factors relating to engineering, regulatory, manufacturing, sales and customer service challenges in developing new products and entering new markets; potential safety and regulatory issues that could slow or suspend the Company’s development efforts and sales; the effect of credit, financial and economic conditions on capital spending by the Company’s potential customers; the rate of adoption of the Company’s systems and the rate of use of the Company’s catheters; the Company’s ability to manage expenses and cash flow, and obtain adequate financing; and other risks more fully described in the “Risk Factors” in the Company’s annual report on Form 10-K for the year ended December 31, 2014, as updated from time to time by the Company’s quarterly reports on Form 10-Q and its other filings with the Securities and Exchange Commission. Given these uncertainties, all forward-looking statements are qualified in their entirety by this cautionary statement. The Company undertakes no obligation to revise or update information herein to reflect events or circumstances in the future, even if new information becomes available.

Hansen Medical, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 15, 2016	By	/s/ Cary G. Vance
Name: Cary G. Vance Title: President and Chief Executive Officer